SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Callon Petroleum Company
(Name of Issuer)
Ordinary stock, par value $0.01
(Title of Class of Securities)
13123X102
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 22, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

21,593,523 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

21,593,523 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,593,523 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following:
On October 22, 2019, Paulson sent a letter to the Board of Directors of the Issuer (the “October Letter”) reiterating its views on the Issuer’s proposed merger with Carrizo Oil & Gas, Inc. (the “Proposed Transaction”). The foregoing is qualified in its entirety by reference to the October Letter, the body of which is incorporated herein and attached hereto as Exhibit 99.2.
On October 22, 2019, Paulson issued a press release announcing the October Letter and expressing its views on the Proposed Transaction (the “October Press Release”). The foregoing is qualified in its entirety by reference to the October Press Release, the body of which is incorporated herein and attached hereto as Exhibit 99.3.
On October 22, 2019, Paulson issued a presentation to proxy advisory firms on its views on the Proposed Transaction (the “Presentation”). The foregoing is qualified in its entirety by reference to the Presentation, the body of which is incorporated herein and attached hereto as Exhibit 99.4.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended by adding the following:
Ex. 99.2	Letter to Board of Directors, dated as of October 22, 2019, from Paulson & Co. Inc.

Ex. 99.3	Press Release, dated as of October 22, 2019, issued by Paulson & Co. Inc.

Ex. 99.4	Presentation on Callon Petroleum, dated as of October 22, 2019, by Paulson & Co. Inc.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:      October 22, 2019
PAULSON & CO. INC.

By:	/s/ Michael D. Waldorf
Name: Michael D. Waldorf
Title: Authorized Signatory